Grapevine

Technology · Infrastructure · Software · Female Founder · Community

Platform helping you support the causes you love with the people you care about

GRAPEVINE.ORG NEW YORK NEW YORK



grapevine
100+ Women Who Care Rochester



"I want to give back, but I'm not sure how" is something that we felt and heard over and over. This sparked our idea for a modern giving solution that was social, impactful and educational. As a team with deep experience in microfinance, crowdfunding, grantmaking, nonprofits and online communities, we knew we were up for the task.

Emily Rasmussen Co-founder & CEO @ Grapevine

Why you may want to support us...

1. 4,000+ donors. $1M+ given to charity.
2. CEO has a Harvard MBA. CTO is a serial Founder & CTO with 2 prior acquisitions.
3. Fastest-growing social movement in a $410B philanthropic space.
4. Partnered with Philanthropy Together — the new giving circle initiative from the Gates Foundation.
5. Circles have been featured in the NYT, Forbes, Vogue, and local outlets throughout the country.
6. Grapevine is an industry-defining model for a new era -- crowdgranting.

Why investors ♥ us

WE'VE RAISED $565,086 SINCE OUR FOUNDING



Grapevine has built a platform for a revolutionary new type of peer philanthropy: giving circles. With very limited resources, Grapevine has already managed to move over $1,000,000 in donation money and make a huge splash in philanthropy space. This company represents an enormous opportunity for investors: there's easily the potential to build a billion dollar company as well as significantly increase the amount of total charitable giving worldwide, and in doing so, address some of our most challenging social problems today. Finally, it's led by a remarkable founder who's spent years working in finance for social impact. Emily is a rare founder who truly wants to build a great... read more

Paul Sawaya
CTO and Cofounder of Human Interest (YC S15)

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Emily Rasmussen
Co-founder & CEO
10 years of microfinance, crowdfunding and social entrepreneurship experience. MBA from Harvard Business School.



Arrel Gray
Chief Technology Officer
Former Co-founder & CTO of the Andreessen-Horowitz-backed company, Wonderschool, also Soldsie (acquired) and 17FEET (acquired by Google)



Emily Schaefer
Content & Community Manager
Previously at JPMorgan Chase and Teachers Pay Teachers — where she ran communications for their 5M+ educator community.



Chloe Moon
Technical Advisor
Built Grapevine's v1 platform! Led front-end development for Google's donation platform and the Google for Nonprofits program.



Jessan Hutchison-Quillian
Co-founder & Senior Advisor
Co-founded Google's Giving Week, led their giving platform, and launched their Donate button in search results.

In the news

Downloads

Grapevine GC Overview - July 2020 Slim.pdf

Support the causes you're passionate about, with the people you care about.

The problem: The philanthropic industry was built for the ultra wealthy. For the rest of us, it's really hard to know how to make the most impact with our dollars and so much of that money is sitting on the sidelines.

The solution: Giving Circles, a collaborative giving model that is social, purposeful and impactful.

THE OPPORTUNITY

Donors would move $47Bn more per year, if their preferences and needs were better met.

- Money for Good Study, funded by the Gates Foundation

Giving Circles are like book clubs (or AngelList Syndicates) for donating!

Our platform helps Giving Circles and donor groups like friends, families, alumni, and more pool their donations and decide together where to give the combined amount.



Here's how it works:

The Giving Circle Model:

GATHER — Create a Giving Circle on Grapevine with a group of friends, family, co-workers, or anyone you would like.

POOL — Pool your donations into the group's charitable fund.

CONSIDER — Review nonprofits that have been nominated by the group, recommended by experts, or that applied for consideration.

VOTE — Discuss the values and goals that motivate you to give and vote for which organization will receive your donation.

GIVE — Give your pooled donation—your individual gift is multiplied by the power of the group!

Repeat every month, quarter, or year and watch your collective impact grow!

We're building the future of giving... and it's collaborative.

We're the first **crowdgranting** platform that provides donors with a rich, community-based experience and agency in deciding where funds go. This is distinct from the transactional experience of crowdfunding, where donors chip in to support the goals and passions of others.



Grapevine is an industry-defining model for a new era
Online
KICKSTARTER
gofundme
grapevine
Crowdfunding
Crowdgranting
Nonprofit Galas
Charity Runs
WOMEN'S GIVING CIRCLE
The Boston Foundation tBf
Offline

We're a team of serial founders and builders from Harvard Business School, Google, AirBnB — who are on a mission to make purposeful giving accessible to all.

Emily R. has 10 years of microfinance and nonprofit fundraising experience and spent her time at Harvard Business School consulting for Kickstarter and launching a new crowdfunding platform. Arrel is a serial startup founder & CTO who built the Andreesan-Horowitz-backed company, WonderSchool, and two other startups that were acquired. Emily S. helped run communications for an educator community of over 5M. Jessan and Chloe launched the Donate button in Google search results and built Google's employee giving platform.


We are serial founders, builders & community experts
Team
Advisors
Emily Rasmussen
Co-founder & CEO
Arrel Gray
CTO
Emily Schaefer
Content & Community
Jessan
Hutchison-Quillian
Co-founder & Advisor
Chloe Moon
Technical Advisor
Harvard Business School
Lincoln Center for the Performing Arts
Wonderschool
soldsie
Teachers Pay Teachers
CHASE
VOX
Google
airbnb
Google

And we've already helped 4,000+ donors give over $1M!


Since launching Giving Circles in March, we're taking off!
New donations per month
1,250
1,000
750
500
250
0
February
March
April
May
June
Our monthly donation growth CAGR since Feb is >10%.
Most donations are scheduled to recur quarterly - lift from 2nd round of scheduled donations is expected from August.

Our partners include a Gates-backed national Giving Circle initiative, and networks that cover nearly 70% of the field.

Through these collaborations we are becoming THE trusted partner and go-to infrastructure provider for giving circles across the country.


Pipeline of giving circles is robust and growing
Prospects
1500 Giving Circles and groups that are in our pipeline, including giving circle networks, foundations, family, and independent giving circles.
Interested
70 giving circles that are nearly converted.
Committed
52 Giving Circles that have launched on Grapevine.
AMPLIFIER
Impact100
Catalist
THE AWESOME FOUNDATION
SVP
Dining for Women
LATINO COMMUNITY FOUNDATION
AAPIP
Building Democratic Philanthropy
impact 100
100+ WOMEN WHO CARE
Ubuntu
100+ WOMEN WHO CARE

Giving Circles are already rapidly growing--we're amplifying that growth and will move $1Bn in 2025.

This grassroots movement has tripled in the past 10 years and we expect to amplify that growth to move more than $1 billion dollars to charity in 2025 alone.


Giving is changing → Giving Circles are the fastest growing social movement in the $410B philanthropic industry
Cumulative # of Giving Circles
3000
2250
1500
750
1995
2005
2015
2020-2024
Giving Circles have doubled in the past 5yrs and have moved $1.3Bn to charity from 150K donors.
They will double in the next 5yrs, reach 350K donors and donate another $1Bn.

We'll reach our $1Bn goal by making Giving Circles mainstream and viral!

We're making giving circles easier to start, run, and recruit new members through online tools. And we're introducing them to a broader range of donors who are eagerly adopting and spreading this new model.

For example, Edgar V. started a giving circle to support the Native American community. When Covid hit, this community was devastated, but his circle was there to help. They moved hundreds of thousands of dollars to those hardest hit and were recognized in The New York Times, Forbes, and Vogue. Edgar is now launching a whole network of giving circles on Grapevine with people who have been inspired by his work.



Another example is the For example,

Our scalable business model is used by other big tech startups

We accept tips from donors when they make donations, like other leading platforms such as GoFundMe. We're already speaking with universities, companies, and foundations about a premium version that we'll charge them for.


Business model is in-line with leading fintechs

Years	2019+	Expansion Opportunity
Product	Donation platform*	Premium version/ White label
Monetization	Collect tips from individual donors (avg. 7%). Charge transaction fees (3-5%) for enterprise.	Charge hosting/ subscription fees for premium enterprise/ white label (e.g. corporates, nonprofits, financial services).
Opportunity	$1B+	$1B+

Now is the time... let's do this! ***Together.***

Covid-19 has created greater need in our communities than ever, and necessitated online solutions for us to gather, collaborate, and donate. This need has accelerated our growth and the opportunity for us to make a big difference. Help us lean into this moment to support communities now and lay the groundwork for a future of giving!



Investor Q&A

– COLLAPSE ALL

What does your company do?

We are an all-in-one payments and community management solution for Giving Circles. With Grapevine, circles can launch in just a few minutes, collect donations, nominate and vote on nonprofits, invite new members, crowdfund, get expert advice, create reports, and more. Giving Circles bring people together around a common cause, community, motivation, or goal. They have two key elements: 1) a group of donors pools their recurring donations, 2) the group decides together where to donate the money.

Where will your company be in 5 years?

In 2025 we will facilitate $1Bn in donations and will have helped grow the Giving Circle industry from 1.6K circles nationally to over 8K. We plan to do this by making it easier and cheaper for existing circles to manage and grow their operations, and by making it simple for new circles to launch in just a few minutes and grow and succeed with our all-in-one solution. We hope to take the giving circle model into whole new communities with our light touch solution.

Why did you choose this idea?

"I want to give back, but I'm not sure how" is something that we felt and heard over and over. This sparked our idea for a modern giving solution that was social, impactful and educational. As a team with deep experience in microfinance, crowdfunding, grantmaking, nonprofits and online communities, we knew we were up for the task.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Covid-19 has created great need in our communities and has also made it impossible for giving circles to gather. Shutting down their giving at this time would be catastrophic for their communities, who receive an average of $100K per year from each of these groups - $160M+ nationally.

So we created the Virtual Giving Circle Playbook to help circles run successful virtual gatherings and manage all of their payments and collaboration on Grapevine. We have been overwhelmed with the response! Giving Circles need our help so they don't have to cancel their next grantmaking cycle.

It's also the right time to expand our collective impact, as the need is great and online tools are necessary. We need your help to accelerate this!

How far along are you? What's your biggest obstacle?

We have more than 4,000 donors on the platform and have facilitated more than $1M in donations. We have 50+ giving circles active on the platform and thousands more in the pipeline through our partnerships with major giving circle networks like the 100 Who Care Alliance and Philanthropy Together, the new national giving circle initiative funded by the Gates Foundation.

Our biggest obstacle is keeping up with demand! We need to expand our engineering and growth/ community teams to keep supporting groups and helping to launch new ones.

Who competes with you? What do you understand that they don't?

We are the only public crowdgranting platform built for Giving Circles. As one circle leader recently said, "This is revolutionary!"

We are the first mover in a market with significant switching costs. Others don't get:
1) This market is based on recurring gifts, not one-time campaigns; the long-term value is significant.
2) This is a grassroots movement with huge potential to extend into new communities.
3) Circle members give much more than average; huge potential to capture their individual giving too.

Competitors, kinda:
1) GrowFund: Vertically integrated nonprofit sponsor of giving circles– side program of a large org
2) Alma: Giving accounts with curated nonprofit funds
3) Pinkaloo: Modern giving accounts for banks

How will you make money?

We earn revenue at donation checkout - these are not pre-set fees but are a Pay What You Want (tip) model. Our average tip is 7%. (Note that once donors create an account to join a circle, they can also donate to any of the 1.1M US nonprofits, get a consolidated tax receipt, and track their total impact over time. We will capture an increasing share of their total charitable wallet.)

We are also starting to do paid consulting arrangements to support the significant interest in this from companies and nonprofits to help them launch new giving circles for their communities/ brands.

We will develop a premium product with advanced admin tools and white label options that we can charge companies and nonprofits for in the future.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our greatest risks:
1) Economic downturn that could reduce giving. (We target committed donors that aren't as susceptible to this.)
2) A large giving platform replicates our model. (The recurring giving of circles makes switching costs high; we're moving fast to capture the existing market and build a hub/network so circles come to us and won't leave.)

We will fail if we do not get existing giving circles to adopt and recommend us to others.

To succeed, we need to:
1) Overcome the status quo to get circles on the platform (We're doing this now; Covid-19 has helped.)
2) Raise awareness of the Giving Circle model more broadly to drive mass adoption. (We're already doing this with influencers, social and pro networks, etc.)